SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2 (b)

(Amendment No.     )

Appian Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03782L101

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP #03782L101	Page 2 of 10

1	NAME OF REPORTING PERSONS Novak Biddle Venture Partners V, L.P. (“NBVP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

8,560,982 shares of Class B Common Stock[1], except that (i) Novak Biddle Company V, L.L.C. (“NBC V”), the general partner of NBVP V, may be deemed to have sole power to vote these shares, (ii) E. Rogers Novak, Jr. (“Novak”), a managing member of NBC V, may be deemed to have shared power to vote these shares and (iii) A.G.W. Biddle, III (“Biddle”), a managing member of NBC V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

8,560,982 shares of Class B Common Stock[1], except that (i) NBC V, the general partner of NBVP V, may be deemed to have sole power to dispose of these shares, (ii) Novak, a managing member of NBC V, may be deemed to have shared power to dispose of these shares and (iii) Biddle, a managing member of NBC V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,560,982 Shares of Class B Common Stock[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 39.7%
12	TYPE OF REPORTING PERSON PN

[1]	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon transfer thereof, subject to certain exceptions. The rights of holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. The holders of Class A Common Stock are entitled to one vote per share, and the holders of Class B Common Stock are entitled to ten votes per share, on all matters that are subject to stockholder vote. The holders of Class B Common Stock also have approval rights for certain corporate actions.

CUSIP #03782L101	Page 3 of 10

1	NAME OF REPORTING PERSONS Novak Biddle Company V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

10,248,214 shares of Class B Common Stock[1] of which 8,560,982 are directly owned by NBVP V, and 1,687,232 are directly owned by NBC V, except that (i) Novak, a managing member of NBC V, may be deemed to have shared power to vote these shares and (ii) Biddle, a managing member of NBC V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

10,248,214 shares of Class B Common Stock[1] of which 8,560,982 are directly owned by NBVP V, and 1,687,232 are directly owned by NBC V, except that (i) Novak, a managing member of NBC V, may be deemed to have shared power to dispose of these shares and (ii) Biddle, a managing member of NBC V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,248,214 Shares of Class B Common Stock[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 44%
12	TYPE OF REPORTING PERSON OO

CUSIP #03782L101	Page 4 of 10

1	NAME OF REPORTING PERSONS E. Rogers Novak, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

10,248,659 shares of Class B Common Stock[1], of which 8,560,982 are directly owned by NBVP V, 1,687,232 are directly owned by NBC V, 334 are directly owned by Novak Holdings, LLC (“Novak Holdings”), of which Novak is the sole member, and 111 are directly owned by Wells Fargo Bank NA FBO E.R. Novak Jr MGD IRA (“Novak IRA”), with respect to which Novak has sole voting and dispositive power, except that (i) NBC V, the general partner of NBVP V, may be deemed to have sole power to vote the shares directly owned by NBC V and NBVP V, and (ii) Biddle, a managing member of NBC V, may be deemed to have shared power to vote the shares directly owned by NBC V and NBVP V.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

10,248,659 shares of Class B Common Stock[1], of which 8,560,982 are directly owned by NBVP V, 1,687,232 are directly owned by NBC V, 334 are directly owned by Novak Holdings, of which Novak is the sole member, and 111 are directly owned by Novak IRA, with respect to which Novak has sole voting and dispositive power, except that (i) NBC V, the general partner of NBVP V, may be deemed to have sole power to dispose of the shares directly owned by NBC V and NBVP V and (ii) Biddle, a managing member of NBC V, may be deemed to have shared power to dispose of the shares directly owned by NBC V and NBVP V.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,248,659 Shares of Class B Common Stock[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 44%
12	TYPE OF REPORTING PERSON IN

CUSIP #03782L101	Page 5 of 10

1	NAME OF REPORTING PERSONS A.G.W. Biddle, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

10,252,324 shares of Class B Common Stock[1], of which 8,560,982 are directly owned by NBVP V, 1,687,232 are directly owned by NBC V, 3,220 are directly owned by Biddle and 890 are directly owned by Jack Biddle, Inc. (“JBI”), of which Mr. Biddle is the President of, except that (i) NBC V, the general partner of NBVP V, may be deemed to have sole power to vote the shares directly owned by NBC V and NBVP V and (ii) Novak, a managing member of NBC V, may be deemed to have shared power to vote the shares directly owned by NBC V and NBVP V.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

10,252,324 shares of Class B Common Stock[1], of which 8,560,982 are directly owned by NBVP V, 1,687,232 are directly owned by NBC V, 3,220 are directly owned by Biddle and 890 are directly owned by JBI, of which Mr. Biddle is the President of, except that (i) NBC V, the general partner of NBVP V, may be deemed to have sole power to dispose of the shares directly owned by NBC V and NBVP V, and (ii) Novak, a managing member of NBC V, may be deemed to have shared power to dispose of the shares directly owned by NBC V and NBVP V.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,252,324 Shares of Class B Common Stock[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 44%
12	TYPE OF REPORTING PERSON IN

CUSIP #03782L101	Page 6 of 10

ITEM 1(A).	NAME OF ISSUER

Appian Corporation (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

11955 Democracy Drive, Suite 1700

Reston, VA 20190

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is being filed on behalf of each of the following persons: NBVP V, NBC V, Novak and Biddle. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

NBC V is the General Partner of NBVP V. Novak and Biddle are the sole managing members of NBC V. Biddle is a member of the Issuer’s Board of Directors.

Prashanth Boccasam, a member of the Issuer’s Board of Directors, is affiliated with Novak Biddle Venture Partners and holds an economic interest in NBC V, but does not have voting or dispositive power with respect to the shares owned by each of NBVP or NBC V and therefore is not included as a Reporting Person on this Schedule 13G.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Novak Biddle Venture Partners

7501 Wisconsin Avenue, Suite 1380-E

Bethesda, MD 20814

ITEM 2(C).	CITIZENSHIP

NBVP V is a Delaware limited partnership. NBC V is a Delaware limited liability company. Each of Novak and Biddle are United States citizens.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Class A Common Stock, par value $0.0001 per share.

ITEM 2(E)	CUSIP NUMBER

03782L101

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

CUSIP #03782L101	Page 7 of 10

ITEM 4.	OWNERSHIP

The approximate percentages of Class A Common Stock reported as beneficially owned by the Reporting Persons (on an as-converted basis) are based upon 13,030,081 shares of Class A Common Stock outstanding as of December 31, 2017, as reported by the Issuer to the Reporting Persons on January 26, 2018. Each of NBVP V and NBC V directly hold shares of Class B Common Stock. Each of Biddle, JBI, Novak Holdings and Novak IRA directly hold shares of Class A Common Stock.

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of December 31, 2017:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of NBVP V, and the limited liability company agreement of NBC V, the general and limited partners or members of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP #03782L101	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2018

NOVAK BIDDLE VENTURE PARTNERS V, L.P.
By: Novak Biddle Company V, L.L.C., its managing member

By:	/s/ A.G.W. Biddle, III
Name:	A.G.W. Biddle, III
Title:	Managing Member

NOVAK BIDDLE COMPANY V, L.L.C.

By:	/s/ A.G.W. Biddle, III
Name:	A.G.W. Biddle, III
Title:	Managing Member

/s/ E. Rogers Novak, Jr.
E. Rogers Novak, Jr.

/s/ A.G.W. Biddle, III
A.G.W. Biddle, III

CUSIP #03782L101	Page 9 of 10

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	10